UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60294 / July 13, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13511

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In the Matter of   :
                                                    :
XENTEL INTERACTIVE, INC.,   :   ORDER MAKING FINDINGS
XXSYS TECHNOLOGIES, INC.,   :   AND REVOKING REGISTRATIONS
YUMA GOLD MINES LTD.   :   BY DEFAULT AS TO FOUR
  (N/K/A YUMA COPPER CORP.),   :   RESPONDENTS
ZION DEVELOPMENT CORP., and   :
ZOMEX DISTRIBUTION, INC.   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on June 10, 2009, pursuant to Section 12(j) of the Securities Exchange Act of
1934 (Exchange Act). The OIP alleges that Respondents are each corporations with a class of
equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act
and that each has repeatedly failed to file required periodic reports.

        The Office of the Secretary and the Division of Enforcement have provided evidence that
all Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by
June 19, 2009. Respondents' Answers were due ten days from the date of service. See 17
C.F.R. § 201.220(b); OIP at 3. In my Order Postponing Hearing, issued on June 25, 2009,
Respondents were put on notice that failure to file an Answer would be grounds for finding them
in default. No Answers have been received.

        Respondent Zomex Distribution, Inc., entered into a settlement with the Commission and
the proceeding has ended as to it. Xentel Interactive, Inc., Exchange Act Release No. 60178
(June 26, 2009). On July 2, 2009, this Office received a letter from counsel for Respondent Zion
Development Corp. (Zion), noting Zion's consent to revocation of the registration of its
securities with the Commission.

        Since the remaining Respondents have not filed an Answer or otherwise defended the
proceeding, they are in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the
following allegations of the OIP are deemed to be true as to them. See 17 C.F.R. § 201.155(a).

Xentel Interactive, Inc. (Xentel) (CIK No. 1034989), is an Alberta corporation located in Calgary, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Xentel is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-FR/A amended registration statement on August 28, 1997, which reported a net loss of $7,406,710 (Canadian) for the year ended December 31, 1996.

XXSYS Technologies, Inc. (XXSYS) (CIK No. 885976), is a California corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). XXSYS is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 1998, which reported a net loss of $649,961 for the prior three months.

Yuma Gold Mines Ltd. (n/k/a Yuma Copper Corp.) (Yuma) (CIK No. 1005833) is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Yuma is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-FR registration statement on January 11, 1996, which reported a net loss of $1,156,332 (Canadian) for the prior year ended May 31, 1995.

Zion (CIK No. 1172325) is a Nevada corporation located in St. George, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Zion is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB/A on March 29, 2004, which reported a net loss of $40,272 for the nine months ended September 30, 2003.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. Exchange Act Rule 13a-16 requires certain foreign private issuers to furnish quarterly and other material reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, each of these Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of the Respondents discussed above.

ORDER

　　　IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents Xentel Interactive, Inc., XXSYS Technologies, Inc., Yuma Gold Mines Ltd. (n/k/a Yuma Copper Corp.), and Zion Development Corp. are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge